UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2013

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the First Quarter of Fiscal Year 2013

BEIJING, China, May 28, 2013 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the first quarter of fiscal year 2013, ended March 31, 2013.

First Quarter 2013 Highlights (1)

•                      The Company generates substantially all of its revenues from online advertising, primarily through an advertising agency agreement with Shengyue, an affiliate wholly owned by Shanda Interactive, pursuant to which Shengyue acts as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources.

•                      GAAP net loss was US$1.67 million (RMB10.38 million), as compared to a net loss of US$2.98 million in the fourth quarter of 2012 and US$1.79 million in the first quarter of 2012. Non-GAAP net loss, which the Company defines as net loss excluding expenses (benefits) associated with share-based compensation, was US$2.32 million (RMB14.40 million) in the first quarter of 2013, as compared to non-GAAP net loss of US$2.96 million in the fourth quarter of 2012 and US$1.28 million in the first quarter of 2012.

•                      Basic and diluted loss per ADS was US$0.04 (RMB0.22) in the first quarter of 2013, as compared to US$0.06 in the fourth quarter of 2012 and US$0.04 in the first quarter of 2012.

•                      Cash and cash equivalents were US$10.81 million (RMB67.15 million) as of March 31, 2013.

•                      Net cash used in operating activities was US$2.27 million (RMB14.10 million) in the first quarter of 2013, as compared to US$3.68 million in the fourth quarter of 2012 and US$1.07 million in the first quarter of 2012.

(1)         The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.2108, representing the noon buying rate as of March 29, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on March 29, 2013, or at any other rate.

“I am pleased to announce our first quarter 2013 earnings release.” Mr. Jeff Shi, Chief Executive Officer of Ku6 Media, commented, “In first quarter 2013, we enhanced our infrastructure and product design, improved our key technology and product index tremendously. The credit went to our entire technology and product team. As Mr. Kelvin Liu and Mr. Jian Lu joined Ku6 as the President and Chief Technology Officer respectively in April, with the strongly enhanced team, I believe our product design and user experience will get into another level in the near future.

At the same time, we have continuously being focused on our UGC strategy. Our contracted content production team reached a new high, had over 30,000 people as of the end of the first quarter. On top of that, since we expanded our mobile product portfolio in 2012, we have seen a big progress in mobile market already. “

First Quarter 2013 Financial Results

Total revenues were US$3.07 million (RMB19.06 million) in the first quarter of 2013, representing a decrease of 8.4% from US$3.35 million in the fourth quarter of 2012 and a decrease of 34.4% from US$4.68 million in the first quarter of 2012.

In the second quarter of 2011, the Company started to generate advertising revenues primarily from performance advertising services using a system called Application Advertisement (“AA”). The performance advertising revenue was realized through an affiliated advertising agent which is under common control of Shanda Interactive Entertainment Limited, the Company’s majority shareholder. The Company generated 95.8% of total revenues in the first quarter of 2013 through this affiliated advertising agent, as compared to 87.5% of total revenues in the fourth quarter of 2012.

Cost of revenues was US$3.13 million (RMB19.46 million) in the first quarter of 2013, representing a decrease of 16.5% from US$3.75 million in the fourth quarter of 2012 and a decrease of 11.3% from US$3.53 million in the first quarter of 2012.

Gross loss was US$0.07 million (RMB0.40 million) in the first quarter of 2013, as compared to a gross loss of US$0.40 million in the fourth quarter of 2012 and a gross profit of US$1.15 million in the first quarter of 2012. Non-GAAP gross loss, which is herein defined as a gross loss excluding expenses (benefits) associated with share-based compensation, was US$0.26 million (RMB1.63 million) in the first quarter of 2013, as compared to a non-GAAP gross loss of US$0.33 million in the fourth quarter of 2012 and a non-GAAP gross profit of US$1.24 million in the first quarter of 2012. The decrease in gross loss as compared to the fourth quarter of 2012 was primarily due to the benefit recorded in 2013 for the reversal of share-based compensation expenses previously recorded, due to changes in the likelihood of achieving performance targets related to profitability for performance-based stock option awards. As the Company’s performance-based stock option awards are tied to whether or not net profits are expected to be generated during the related performance periods, changes in the expected timing of generation of future profits may trigger adjustments to share-based compensation expenses previously recorded.

Operating expenses were US$2.27 million (RMB14.09 million) in the first quarter of 2013, representing a decrease of 28.3% from US$3.17 million in the fourth quarter of 2012 and a decrease of 19.7% from US$2.82 million in the first quarter of 2012. Non-GAAP operating expenses, which is herein defined as operating expenses excluding expenses (benefits) associated with share-based compensation, were US$2.72 million (RMB16.89 million) in the first quarter of 2013, as compared to non-GAAP operating expenses of US$3.21 million in the fourth quarter of 2012 and US$2.41 million in the first quarter of 2012. The decrease in operating expenses as compared to the fourth quarter of 2012 was mainly attributable to the benefit recorded in 2013 for the reversal of share-based compensation expenses previously recorded, due to changes in the likelihood of achieving performance targets related to profitability for performance-based stock option awards, as well as lower amounts of sales and marketing expenses.

Operating loss was US$2.33 million (RMB14.50 million) in the first quarter of 2013, representing an decrease of 34.5% from US$3.57 million in the fourth quarter of 2012 and an increase of 39.3% from US$1.68 million in the first quarter of 2012. Non-GAAP operating loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$2.98 million (RMB18.51 million) in the first quarter of 2013, as compared to the non-GAAP operating loss of US$3.55 million in the fourth quarter of 2012 and US$1.17 million in the first quarter of 2012.

Net loss was US$1.67 million (RMB10.38 million) in the first quarter of 2013, representing a decrease of 43.9% from US$2.98 million in the fourth quarter of 2012 and a decrease of 6.5% from US$1.79 million in the first quarter of 2012. Non-GAAP net loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$2.32 million (RMB14.40 million) in the first quarter of 2013, as compared to US$2.96 million in the fourth quarter of 2012 and US$1.28 million in the first quarter of 2012. The decrease in net loss as compared to the fourth quarter of 2012 was primarily attributable to (1) a US$0.65 million (RMB4.02 million) benefit recorded for the reversal of share-based compensation expenses previously recorded, due to changes in the likelihood of achieving performance targets related to profitability for performance-based stock option awards, (2) a US$0.42 million (RMB2.59 million) decrease in marketing and promotions expenses, and (3) a US$0.17 million (RMB1.04 million) net increase in miscellaneous other income recognised in the first quarter of 2013. Other income for the first quarter of 2013 mainly included a US$0.31 million (RMB 1.91 million) write-off of sales rebate payables related to the Company’s previous advertising sales model aged more than three years for which settlement was judged to be remote based upon the Company’s policies and past settlement experience. Other income for the first quarter of 2013 also included reimbursements related to the ADR program from the Company’s depositary and rental income.

Net loss per basic and diluted ADS was US$0.04 (RMB0.22) in the first quarter of 2013, as compared to US$0.06 in the fourth quarter of 2012 and US$0.04 in the first quarter of 2012. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.3 million in the first quarter of 2013, 47.4 million in the fourth quarter of 2012 and 50.2 million in the first quarter of 2012.

Adjusted EBITDA loss, which is herein defined as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), equity in loss of affiliates and other non-operating items, was US$2.04 million (RMB12.70 million) in the first quarter of 2013, as compared to adjusted EBITDA loss of US$2.60 million in the fourth quarter of 2012 and US$0.34 million in the first quarter of 2012.

As of March 31, 2013, the Company had US$10.81 million (RMB67.15 million) in cash and cash equivalents, compared to US$13.07 million as of December 31, 2012. The decrease was primarily attributable to a US$2.27 million (RMB14.10 million) net cash used in operating activities, as a result of a net loss of US$1.67 million (RMB10.38 million) in the first quarter of 2013.

Recent Business Developments

Ku6 Media Announces Management Change

In April 2013, Mr. Kelvin Wenbo Liu joined the Company as President and Mr. Jian Lu was appointed as the Company’s Chief Technology Officer. Their bios can be found in the press release on Ku6’s website.

Ranked No.1 Among the Most Influential Video Websites in Terms of UGC by KY-Research

In February 2013, the Company was ranked No.1 among the most influential video websites in terms of user-generated content in China in a research report published by KY-Research.com, a well-known market research institution in China. According to KY-Research’s report, the research was conducted based on three major indexes: search results on search engine websites, content quoted by seven major portal websites and content quoted by peer websites.

Share Repurchase Program of 2011

Pursuant to a share repurchase program announced on December 30, 2011, the Company’s Board of Directors have authorized the Company to repurchase up to an aggregate of US$3.2 million of its outstanding ADSs from time to time following the date thereof, based on market conditions. As of March 31, 2013, the Company has repurchased 140,205 ADSs from open market under this program.

Conference Call Information

Ku6’s management team will be hosting a corresponding conference call at 9:00am EDT on Tuesday, May 28, 2013 (9:00pm Beijing time on the same day).

Dial-in numbers:

International Dial-in Number:	+65 67239381
United States Toll Free Number:	18665194004
Mainland China Toll Free Number:	4006208038 / 8008190121
Hong Kong Toll Free Number:	800930346
Conference ID:	73720552

A replay will be available from 11:00am May 28, 2013 EDT for 7 days.

International Dial-in Number:	+61 2 8199 0299
United States Toll Free Number:	18554525696
Mainland China Toll Free Number: Hong Kong Toll Free Number:	4001200932 / 8008700205 800963117
Conference ID:	73720552

A live and archived webcast of the conference call will also be available at http://www.media-server.com/m/p/9iyv7u87

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User -Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA loss.  We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss and non-GAAP net loss as the respective nearest comparable GAAP financial measure excluding expenses (benefits) associated with share-based compensation. We define adjusted EBITDA loss as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), equity in loss of affiliates and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Telephone +86 10 5758 6835

ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2012	March 31, 2013	March 31, 2013
	US$	US$	RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	13,071	10,811	67,145
Accounts receivable, net	67	5	31
Accounts receivable due from related parties	4,399	5,701	35,408
Prepaid expenses and other current assets	523	362	2,248
Other receivables due from related parties	6,097	2,710	16,831
Total current assets	24,157	19,589	121,663
Non-current assets:
Deposits	310	311	1,932
Property and equipment, net	2,918	2,434	15,117
Acquired intangible assets, net	22,552	22,162	137,644
Goodwill	6,233	6,233	38,712
Total non-current assets	32,013	31,140	193,405
TOTAL ASSETS	56,170	50,729	315,068

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,645	5,009	31,110
Accrued expenses and other current liabilities	9,353	9,351	58, 077
Other payables due to related parties	3,780	375	2,329
Total current liabilities	17,778	14,735	91,516
Non-current deferred tax liabilities	4,826	4,826	29,973
Total liabilities	22,604	19,561	121,489
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,732,446,560 shares and 4,728,384,560 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	236	236	1,466
Additional paid-in capital	177,183	176,496	1,096,181
Accumulated deficit	(141,940)	(143,612)	(891,945)
Accumulated other comprehensive loss	(1,913)	(1,952)	(12,123)
Total Ku6 Media Co., Ltd. shareholders’ equity	33,566	31,168	193,579
Non-controlling interests	—	—	—
Total shareholders’ equity	33,566	31,168	193,579
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,170	50,729	315,068

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

(Amounts in thousands, except	For the Three Months Ended
for number of shares and ADS and per share and per ADS data)	March 31, 2012		December 31, 2012		March 31, 2013		March 31, 2013
	US$		US$		US$		RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Advertising
Third parties	895		419		129		801
Related parties	3,785		2,931		2,939		18,254
Total revenues	4,680		3,350		3,068		19,055

Cost of revenues:
Advertising
Third parties	3,531		3,750		3,133		19,459
Related parties	—		—		—		—
Total cost of revenues	3,531		3,750		3,133		19,459

Gross profit (loss)	1,149		(400)		(65)		(404)

Operating expenses:
Product development	579		563		351		2,180
Sales and marketing	369		797		300		1,863
General and administrative	1,876		1,805		1,618		10,049
Total operating expenses	2,824		3,165		2,269		14,092

Operating loss	(1,675)		(3,565)		(2,334)		(14,496)

Interest income	171		158		30		186
Other income	—		481		648		4,025
Interest expenses	(237)		(55)		(16)		(99)
Equity in loss of affiliates	(48)		—		—		—
Loss before income tax expense	(1,789)		(2,981)		(1,672)		(10,384)

Income tax benefit	—		—		—		—

Net loss	(1,789)		(2,981)		(1,672)		(10,384)

Loss per share - basic and diluted
Net loss	US$	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.00)

Loss per ADS - basic and diluted
Net loss	US$	(0.04)	US$	(0.06)	US$	(0.04)	RMB	(0.22)

Weighted average shares used in per share calculation - basic and diluted	5,019,786,036		4,735,357,337		4,731,798,773		4,731,798,773
Weighted average ADSs used in per ADS calculation - basic and diluted	50,197,860		47,353,573		47,317,988		47,317,988

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended
(Amounts in thousands)	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	US$	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(1,789)	(2,981)	(1,672)	(10,384)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses (benefits)	509	20	(647)	(4,018)
Depreciation and amortization	825	947	937	5,819
Amortization and write-down of licensed video copyrights	1	—	—	—
Bad debt reversal	(1,359)	(53)	(97)	(602)
Exchange gain	(5)	(59)	(46)	(286)
Equity in loss of affiliates	48	—	—	—
Loss (gain) on disposal of property and equipments	1	49	(13)	(81)
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	2,048	(23)	152	944
Prepaid expenses and other current assets	266	215	161	1,000
Amount due from related parties	(1,834)	(1,144)	(1,215)	(7,546)
Accounts payable	(1,522)	(104)	365	2,267
Accrued expenses and other current liabilities	1,742	(605)	(2)	(12)
Amount due to related parties	—	55	(194)	(1,205)
Net cash used in operating activities	(1,069)	(3,683)	(2,271)	(14,104)
Cash flows from investing activities:
Purchases of property and equipment	(152)	(5)	(41)	(255)
Proceeds from disposal of property and equipments	—	1	—	—
Payments for licensed video copyrights	(140)	—	—	—
Loans to related parties under common control by Shanda	(470)	—	—	—
Repayment of loans to related parties under common control by Shanda	—	4,300	3,300	20,496
Net cash provided by (used in) investing activities	(762)	4,296	3,259	20,241
Cash flows from financing activities:
Repurchase of ordinary shares	—	(87)	(41)	(255)
Repayment of loans from related parties under common control of Shanda	(3,136)	—	(3,210)	(19,936)
Net cash used in financing activities	(3,136)	(87)	(3,251)	(20,191)
Effect of exchange rate changes on cash and cash equivalents	2	—	3	18
Net increase (decrease) in cash and cash equivalents	(4,965)	526	(2,260)	(14,036)
Cash and cash equivalents, beginning of period	26,751	12,545	13,071	81,181
Cash and cash equivalents, end of period	21,786	13,071	10,811	67,145

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of United States dollars (“US$”) and Renminbi (“RMB”), unaudited)

1.              Non-GAAP Gross Profit (Loss)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	US$	US$	US$	RMB
Gross profit (loss)	1,149	(400)	(65)	(404)
Add back: expenses (benefits) associated with share-based compensation	95	68	(197)	(1,223)
Non-GAAP gross profit (loss)	1,244	(332)	(262)	(1,627)

2.              Non-GAAP Operating Expenses

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	US$	US$	US$	RMB
Operating expenses	2,824	3,165	2,269	14,092
Deduct: expenses (benefits) associated with share-based compensation	414	(48)	(450)	(2,795)
Non-GAAP operating expenses	2,410	3,213	2,719	16,887

3.              Non-GAAP Product Development Expenses

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	US$	US$	US$	RMB
Product development expenses	579	563	351	2,180
Deduct: expenses (benefits) associated with share-based compensation	59	40	(161)	(1,000)
Non-GAAP product development expenses	520	523	512	3,180

4.              Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	US$	US$	US$	RMB
Sales and marketing expenses	369	797	300	1,863
Deduct: expenses (benefits) associated with share-based compensation	29	20	(60)	(373)
Non-GAAP sales and marketing expenses	340	777	360	2,236

5.              Non-GAAP General and Administrative Expenses

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	US$	US$	US$	RMB
General and administrative expenses	1,876	1,805	1,618	10,049
Deduct: expenses (benefits) associated with share-based compensation	326	(108)	(229)	(1,422)
Non-GAAP general and administrative expenses	1,550	1,913	1,847	11,471

6.              Non-GAAP Operating Loss

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	US$	US$	US$	RMB
Operating loss	(1,675)	(3,565)	(2,334)	(14,496)
Add back: expenses (benefits) associated with share-based compensation	509	20	(647)	(4,018)
Non-GAAP operating loss	(1,166)	(3,545)	(2,981)	(18,514)

7.              Non-GAAP Net Loss

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	US$	US$	US$	RMB
Net loss	(1,789)	(2,981)	(1,672)	(10,384)
Add back: expenses (benefits) associated with share-based compensation	509	20	(647)	(4,018)
Non-GAAP net loss	(1,280)	(2,961)	(2,319)	(14,402)

8.              Adjusted EBITDA Loss

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	US$	US$	US$	RMB
Net loss	(1,789)	(2,981)	(1,672)	(10,384)
Add back (deduct):
Interest income	(171)	(158)	(30)	(186)
Interest expenses	237	55	16	99
Income tax benefit	—	—	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	825	947	937	5,819
EBITDA loss	(898)	(2,137)	(749)	(4,652)

Adjustments:
Share-based compensation	509	20	(647)	(4,018)
Equity in loss of affiliates	48	—	—	—
Other income	—	(481)	(648)	(4,025)
Adjusted EBITDA loss	(341)	(2,598)	(2,044)	(12,695)

*              For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Frank Feng
Name: Frank Feng
Title: Acting CFO

Date: May 28, 2013